Dividend Capital Diversified Property Fund Inc. POS AM

Exhibit 23.1

 Consent of Independent Registered Public Accounting Firm

The Board of Directors
Dividend Capital Diversified Property Fund Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-197767) on Form S-11 and related prospectus of Dividend Capital Diversified Property Fund Inc. and subsidiaries of our reports dated March 3, 2016, with respect to the consolidated balance sheets as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the years in the three-year period ended December 31, 2015, and the related financial statement schedule, and to the reference to our firm under the heading “Experts” in the prospectus and supplement No. 1 thereto. Our reports refer to a change in the method of reporting for discontinued operations.

/s/KPMG LLP

Denver, Colorado
March 20, 2017